Exhibit 12.1

AVIALL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars In Thousands)	2004	2003	2002	2001	2000
Pretax income (loss) from continuing operations	$59,598	29,458	39,850	4,901	18,092

Fixed charges:
Interest expense and preferred dividends	17,695	24,239	29,177	11,173	8,691
Interest component of rental expense	3,926	3,619	3,510	3,120	2,520

Total fixed charges	21,621	27,858	32,687	14,293	11,211

Pretax income (loss) from continuing operations plus fixed charges less capitalized interest	$80,721	57,284	72,526	18,823	29,211

Ratio of earnings to fixed charges	3.7	2.1	2.2	1.3	2.6